Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of September 30,	As of December 31,
	Note	2023	2022
ASSETS

Non-current assets
Property and equipment, net		312	365
Intangible assets	6	12,206	12,206
Right-of-use assets		798	758
Other non-current assets		129	74
Total non-current assets		13,445	13,403

Current assets
Other current assets	8	7,276	2,959
Accrued income	8	1,625	912
Short-term financial assets	10	75,871	-
Cash and cash equivalents	10	30,724	19,786
Total current assets		115,496	23,657

TOTAL ASSETS		128,941	37,060

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	15	366	39
Share premium	15	288,030	10,742
Reserve for share-based payment	9	5,337	2,771
Actuarial loss on post-employment benefit obligations		(560)	(264)
Treasury shares	15	-	(1)
Cumulative translation adjustments		(289)	(300)
Accumulated losses		(187,281)	(110,978)
Total equity		105,603	(97,991)

Non-current liabilities
Long-term lease liabilities		505	491
Long-term financial debt	11	-	122,449
Long-term payables		377	-
Defined benefit pension liabilities		305	91
Total non-current liabilities		1,187	123,031

Current liabilities
Trade payables		6,712	3,867
Accrued expenses and other payables	13	8,680	8,011
Short-term lease liabilities		182	142
Warrant liabilities	12	6,577	-
Total current liabilities		22,151	12,020

Total liabilities		23,338	135,051

TOTAL EQUITY AND LIABILITIES		128,941	37,060

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2023	2022	2023	2022
Grant income	7. (A) / 8	219	202	698	698
Operating income		219	202	698	698
Research and development expenses	7. (B)	(8,872)	(4,592)	(21,218)	(15,335)
General and administrative expenses	7. (B)	(4,306)	(2,483)	(13,147)	(6,626)
Merger and listing expense	7. (B)	-	-	(34,863)	-
Operating expenses		(13,178)	(7,075)	(69,228)	(21,961)

Operating loss		(12,959)	(6,873)	(68,530)	(21,263)

Finance income	7. (C)	520	61	773	70
Finance expense	7. (C)	(11)	(1,834)	(1,303)	(5,119)
Fair value adjustment on warrant liabilities	7. (C) / 12	(2,434)	-	(4,638)	-
Foreign currency exchange gain (loss)	7. (C)	(2,645)	(1,302)	(2,485)	(3,134)
Finance result		(4,570)	(3,075)	(7,653)	(8,183)

Loss before tax for the period		(17,529)	(9,948)	(76,183)	(29,446)

Income tax benefit (expense)		116	(6)	(120)	(69)

Loss for the period		(17,413)	(9,954)	(76,303)	(29,515)

Loss per share:
Basic and diluted loss attributable to equity holders	16	(0.48)	(2.88)	(2.76)	(8.71)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2023	2022	2023	2022
Loss for the period		(17,413)	(9,954)	(76,303)	(29,515)
Other comprehensive loss

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit plans		(21)	(38)	(296)	741
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	7 (C)	(1,676)	13	(4,967)	24
Foreign currency translation differences recycling	2	4,978	-	4,978	-
Other comprehensive profit/(loss) for the period		3,281	(25)	(285)	765

Total comprehensive loss for the period		(14,132)	(9,979)	(76,588)	(28,750)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy Oculis share capital			Legacy Oculis treasury shares		Oculis share capital
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of December 31, 2021 (as previously reported)		3,353,271	335	(100,000)	(100)	-	-	10,434	1,967	(303)	(1,008)	(72,280)	(60,955)
Retroactive application of the recapitalization due to the business combination	2 / 3 (B)	480,288	(297)	(14,323)	99	-	-	198	-	-	-	-	-
Balance as of January 1, 2022 (effect of the recapitalization)		3,833,559	38	(114,323)	(1)	-	-	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(29,515)	(29,515)
Other comprehensive profit:
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	741	-	741
Foreign currency translation differences		-	-	-	-	-	-	-	-	24	-	-	24
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	24	741	(29,515)	(28,750)
Share-based compensation expense	9	-	-	-	-	-	-	-	659	-	-	-	659
Stock option exercised	9	61,163	1	-	-	-	-	110	-	-	-	-	111
Balance as of September 30, 2022 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	-	-	10,742	2,626	(279)	(267)	(101,795)	(88,935)

Balance as of December 31, 2022 (as previously reported)		3,406,771	340	(100,000)	(100)	-	-	10,540	2,771	(300)	(264)	(110,978)	(97,991)
Retroactive application of the recapitalization due to the business combination	2 / 3 (B)	487,951	(301)	(14,323)	99	-	-	202	-	-	-	-	-
Balance as of January 1, 2023 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(76,303)	(76,303)
Other comprehensive loss:
Actuarial loss on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	(296)	-	(296)
Foreign currency translation differences	7 (C)	-	-	-	-	-	-	-	-	(4,967)	-	-	(4,967)
Foreign currency translation differences recycling	2	-	-	-	-	-	-	-	-	4,978	-	-	4,978
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	11	(296)	(76,303)	(76,588)
Share-based compensation expense	9	-	-	-	-	-	-	-	2,566	-	-	-	2,566
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	2 / 15	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	11					16,496,603	165	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	2	-	-	-	-	7,118,891	71	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	2	-	-	-	-	1,967,000	20	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	2	-	-	-	-	3,370,480	33	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	2	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	2	-	-	-	-	3,654,234	36	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	2	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock option exercised	9	-	-	-	-	61,152	1	141	-	-	-	-	142
Issuance of shares in connection with warrant exercises	12	-	-	-	-	149,198	2	1,726	-	-	-	-	1,728
Balance as of September 30, 2023		-	-	-	-	36,597,957	366	288,030	5,337	(289)	(560)	(187,281)	105,603

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the nine months ended September 30,
	Note	2023	2022
Operating activities
Loss before tax for the period		(76,183)	(29,446)

Non-cash adjustments:
- Financial result		1,834	(827)
- Depreciation of property and equipment		96	99
- Depreciation of right-of-use assets		117	123
- Share-based compensation expense	9	2,566	659
- Interest expense on Series B and C preferred shares	11 / 7.(C)	1,266	5,036
- Interests on lease liabilities		32	35
- Post-employment (benefits)/loss		(82)	(104)
- Non-realized foreign exchange differences		10	4,141
- Fair value adjustment on warrant liabilities	12	4,638	-
- Merger and listing expense	2	34,863	-
Working capital adjustments:
- De/(Increase) in other current assets	8	(4,081)	308
- De/(Increase) in accrued income	8	(713)	(675)
- (De)/Increase in trade payables		2,845	(291)
- (De)/Increase in accrued expenses and other payables	13	(8,610)	2,478
- (De)/Increase in other operating assets/liabilities		(37)	-
- (De)/Increase in long-term payables		377	-

Interest received		426	27
Interest paid		(33)	(84)
Taxes paid		(159)	(20)
Net cash outflow from operating activities		(40,828)	(18,541)

Investing activities
Payment for purchase of property and equipment, net		(43)	(51)
Payment for short-term financial assets	10	(75,871)	-
Payment for purchase of intangible assets		-	(1,982)
Net cash outflow from investing activities		(75,914)	(2,033)

Financing activities
Proceeds from the shares issued to PIPE investors	2	67,054	-
Proceeds from the shares issued to CLA investors	2	18,368	-
Proceeds from EBAC non-redeemed shareholders	2	12,014	-
Transaction costs related to the business combination	2	(4,607)	-
Proceeds from sale of shares in public offering	2	38,179	-
Transactions costs related to equity issuance in public offering	2	(3,361)	-
Proceeds from exercise of warrants	12	1,531	-
Proceeds from stock options exercised	15	142	112
Proceeds from issuance of preferred shares, classified as liabilities	10	-	2,030
Transaction costs for issuance of preferred shares, classified as liabilities		-	(34)
Principal payment of lease obligation		(114)	(116)
Net cash inflow from financing activities		129,206	1,992

Increase/(Decrease) in cash and cash equivalents		12,464	(18,582)

Cash and cash equivalents, beginning of period	10	19,786	46,277
Effect of foreign exchange rate changes		(1,526)	848
Cash and cash equivalents, end of period	10	30,724	28,543

Net cash and cash equivalents variation		12,464	(18,582)

Supplemental Non-Cash Financing Information
Capital expenditures recorded in accrued expenses		-	1,500

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls six wholly-owned subsidiaries: Oculis Operations GmbH ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. (“Oculis US”), which was incorporated in Delaware, USA, on May 26, 2020, Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021 and Oculis Merger Sub II Company (“Merger Sub 2") which was incorporated in the Cayman Islands on January 3, 2023. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Prior to the Business Combination (as defined in Note 2), Oculis SA ("Legacy Oculis"), which was incorporated in Lausanne Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis US and Oculis HK formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

2.
SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement ("PIPE") investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol "OCS" for its ordinary shares and “OCSAW” for its public warrants.

Under the terms of the BCA, EBAC formed four new legal entities (i) Oculis, (ii) Oculis Merger Sub I Company ("Merger Sub 1"), (iii) Merger Sub 2, and (iv) Oculis Operations. After two consecutive mergers between Merger Sub 1 and EBAC, and EBAC and Merger Sub 2, EBAC and Merger Sub 1 ceased to exist and Merger Sub 2 was the surviving company. During the third quarter of 2023, the Company gave effect in its financial statements to the impending dissolution of Merger Sub 2, which is expected to be completed in the coming months. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income, were reclassified from equity to the Condensed Consolidated Interim Statement of Loss for the three and nine months ended September 30, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the three and nine months ended September 30, 2023.

As a result of the BCA and as of the acquisition closing date on March 2, 2023:

•
Each issued and outstanding share of EBAC Class A ordinary shares (including those held by the PIPE investors) and share of EBAC class B ordinary shares were converted into one ordinary share of Oculis.
•
Each issued and outstanding EBAC public warrant and EBAC private placement warrant ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms.
•
Each issued and outstanding ordinary share and preferred share of Legacy Oculis before the closing of the Business Combination were converted into ordinary shares of Oculis at the then effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends.
•
Oculis assumed the CLAs and the investors exercised their conversion rights in exchange for ordinary shares of Oculis at CHF 9.42 or $10.00 per ordinary share, on the same terms as the PIPE investors.
•
All outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the effective exchange ratio with all other terms remaining unchanged.

•
The redemption of 11,505,684 shares of EBAC Class A ordinary shares resulted in a reduction of CHF 110.7 million or $117.5 million in cash and cash equivalents in the EBAC trust prior to the consummation of the transactions at a redemption price of approximately CHF 9.62 or $10.21 per share. The proceeds from non-redeemed shareholders amounted to CHF 12.0 million or $12.8 million.
•
The EBAC sponsor forfeited 727,096 shares of EBAC Class B ordinary shares upon signing the BCA and an additional 795,316 shares of EBAC Class B ordinary shares as a result of the level of redemptions by EBAC public shareholders. The fair value of the total forfeited shares as of the acquisition closing date of March 2, 2023 was CHF 16.0 million.

PIPE and CLA financing

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination is accounted for as a capital re-organization. As EBAC does not meet the definition of a business in accordance with IFRS 3 Business Combinations, the BCA is accounted for within the scope of IFRS 2 Share-based Payment.

The Business Combination is treated as the equivalent of the Company issuing shares for the net assets of EBAC as of the acquisition closing date, accompanied by a recapitalization. The net assets of EBAC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of CHF 10.54 or $11.19 per share (price of EBAC ordinary share at the closing date) over the fair value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares.

This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

	Per share value, in CHF (as of March 2, 2023)	Shares	March 2, 2023 (In CHF thousands)
Fair value of equity consideration issued by the Company
EBAC public shareholders	10.54	12,754,784	134,435
EBAC sponsor class B	10.54	3,188,696	33,609
EBAC sponsor class A	10.54	455,096	4,797
Redemptions of EBAC public shareholders	10.54	(11,431,606)	(120,489)
Sponsors shares forfeiture	10.54	(1,596,490)	(16,827)
Total consideration transferred		3,370,480	35,525
Less net assets of EBAC			(662)
Merger and listing expense			34,863

March 2, 2023
(In CHF thousands)
Net assets of EBAC
Cash and cash equivalents	11,547
Public & private warrants	(2,136)
Deferred underwriting fee	(3,108)
Accrued transaction costs	(4,400)
Others	(1,241)
Net assets of EBAC	662

Capitalization

The following summarizes the actual ordinary shares issued and outstanding and the ownership interests of Oculis immediately after the Business Combination:

	Shares	%
Issuance of ordinary shares to Legacy Oculis shareholders in connection with BCA (1)	20,277,002	61.9%
Issuance of ordinary shares in connection with closing of the PIPE financing	7,118,891	21.7%
Issuance of ordinary shares under CLA	1,967,000	6.0%
Ordinary shares owned by sponsors	2,047,302	6.3%
Ordinary shares owned by EBAC public shareholders	1,323,178	4.1%
Total (2)	32,733,373	100.0%

(1)
As a result of the BCA, Oculis issued 20,277,002 ordinary shares to Legacy Oculis shareholders in exchange for:
•
3,306,771 Legacy Oculis ordinary shares at the exchange ratio of 1.1432 (the “Exchange Ratio”), after cancellation of 100,000 Legacy Oculis treasury shares.
•
12,712,863 Legacy Oculis preferred shares outstanding immediately prior to the acquisition closing date exchanged at various exchange ratios determined in accordance with the terms of the BCA – see below.

(2)
In addition to the shares already issued, the following contingently issuable shares were granted: 3,793,995 earnout shares, 369,737 earnout options, 1,762,949 shares of outstanding conversion options, 4,251,595 public warrants and 151,699 private warrants. The earnout shares are contingently forfeitable if the price targets are not achieved during the earnout period.

	Legacy Oculis shares outstanding prior to the Business Combination	Exchange ratios	Oculis ordinary shares issued to Legacy Oculis shareholders upon closing of Business Combination
Ordinary shares	3,406,771
Treasury shares cancelled	(100,000)
Ordinary shares after cancellation of treasury shares	3,306,771	1.1432	3,780,399
Preferred shares:
Series A	1,623,793	1.1432	1,856,370
Series B1	2,486,188	1.4154	3,518,922
Series B2 T1	1,675,474	1.3900	2,328,872
Series B2 T2	426,378	1.3310	567,508
Series B2 T3	603,472	1.3142	793,082
Series C T1	5,337,777	1.2658	6,756,580
Series C T2	362,036	1.2205	441,854
Series C T3	197,745	1.1804	233,415
Total preferred shares	12,712,863	1.2976	16,496,603

Total	16,019,634		20,277,002

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the earnout period.

Public offering of ordinary shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5, 2023, closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 36.6 million or $40.3 million before deducting underwriting discounts, commissions and offering expenses.

In addition, the Company granted the underwriters an option to purchase additional ordinary shares which was partially exercised on June 13, 2023, leading to an additional purchase of 154,234 ordinary shares and gross proceeds of CHF 1.6 million or $1.7 million before deducting underwriting discounts, commissions and offering expenses. After giving issuance to these additional shares, Oculis sold a total of 3,654,234 ordinary shares in the offering for aggregate gross proceeds of CHF 38.2 million or $42.0 million, before deducting underwriting discounts, commissions and offering expenses. All of the underwriters' unexercised options to purchase additional shares expired on June 30, 2023.

The Company intends to use the net proceeds from this offering, together with its existing resources, to advance its development programs in particular Diabetic Macular Edema and for other ophthalmic indications, and for working capital and general corporate purposes.

3.
BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES
(A)
Going concern

The Group's accounts are prepared on a going concern basis. The Board of Directors believes that with the proceeds from the recent Business Combination and additional public offering (refer to Note 2), the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical and regulatory development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

Prior to consummation of the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its subsidiaries. Legacy Oculis became a wholly-owned subsidiary of the Company as a result of the Business Combination. As the operations of the Company are that of its subsidiary Legacy Oculis, these unaudited condensed consolidated interim financial statements should be read in conjunction with that of the audited consolidated financial statements as of and for the year ended December 31, 2022 issued for Legacy Oculis and its subsidiaries and included in Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) on March 28, 2023.

In accordance with the BCA and described in Note 2, Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares (after cancellation of 100,000 Legacy Oculis treasury shares) at the Exchange Ratio. The number of ordinary shares, and the number of ordinary shares within the net income (loss) per share held by the shareholders prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number of ordinary shares in the Company.

Reclassifications: Certain amounts in the comparative financial statements have been reclassified to conform to the current presentation.

(C)
Functional currency

The interim condensed consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

4.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
(A)
Significant accounting policies

Except as described below, there have been no material changes to the significant accounting policies that have been applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2022, included in Form 20-F filed with the SEC on March 28, 2023 and available at www.sec.gov.

•
Fair value measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including warrants. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: either directly or indirectly, quoted prices for similar assets or liabilities in active markets.
•
Level 3: unobservable inputs for the asset or liability to the extent that observable inputs are not available in situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There was no change in the valuation techniques applied to financial instruments during all periods presented. There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group recognizes transfers into and out of fair value hierarchy levels at the end of the reporting period.

•
Cash and cash equivalents and short-term financial assets

The Company considers all highly liquid investments with an original maturity of less than 3 months at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests. Short-term financial assets are measured at amortized cost (approximates fair value) and are subsequently measured using the effective interest method. This method allocates interest income over the relevant period by applying the effective interest rate to the carrying amount of the asset. Gains and losses are recognized in the unaudited condensed consolidated interim statements of loss when the asset is derecognized, modified or impaired.

•
Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. Any change in fair value is recognized in the Company’s unaudited condensed consolidated interim statements of loss. The fair value of the public warrants traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. Since the private placement warrants have identical terms to the public warrants, the Company determined that the fair value of each private placement warrant is equivalent to that of each public warrant. Public warrant instruments are included in Level 1 and private warrants in Level 2 in the fair value hierarchy.

Warrants were classified as short term liabilities given the Company cannot defer the settlement for at least 12 months.

•
Earnout consideration

The Company recognizes the earnout consideration as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company has determined that the fair value of the earnout shares should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred included in the calculation of the IFRS 2 share listing service expense will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No additional compensation charge is recognized under IFRS 2 because no additional fair value was granted as a result of the earnout options.

(B)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the financial year ended December 31, 2022, except for the ones listed below which are related to the Business Combination.

The areas where Oculis makes judgments, estimates and assumptions are related to (i) impairment of intangible assets, (ii) deferred income taxes, (iii) pension benefits and (iv) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. In relation to the Business Combination, the following critical estimates and judgments were made:

•
Determining the accounting acquirer in the Business Combination

Despite EBAC being the legal acquirer, Legacy Oculis was determined to be the accounting acquirer for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, i) the shareholders of Legacy Oculis have a majority of the voting interest in the combined company; ii) Legacy Oculis’ operations comprise all of the ongoing operations of the combined company; and iii) Legacy Oculis’ management comprise all of the senior management of the combined company.

•
Business Combination accounted for within the scope of IFRS 2

EBAC was a Special Purpose Acquisition Company and therefore does not meet the definition of a business under IFRS 3 as it has no operations and the related BCA cannot be treated as a business combination. The Business Combination was accounted for as a continuation of Legacy Oculis financial statements with a deemed issuance of shares by the Company accompanied by a recapitalization of the Company’s equity. The excess of fair value of the shares deemed issued by the Company over EBAC’s identifiable net assets has been recorded as share-based payment expense in accordance with IFRS 2 and represents a public listing service received by the Company.

•
Capitalized transaction costs

Legacy Oculis and EBAC incurred costs such as legal, accounting, auditing, printer fees and other professional fees directly related to the Business Combination (“Transaction costs”). Transaction costs directly associated with equity issuance qualify for capitalization and are accounted for as a deduction of share premium. To capture costs associated with the new equity, the Company allocated capitalizable transaction costs to the various transaction components (equity issuance and listing) at the percentages of 38% and 62% for new shares and old shares, respectively.

(C)
Accounting policies, new standards, interpretations, and amendments adopted by the Group

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

5.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reporting segment.

The table below provides the carrying amount of non-current assets, excluding other non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of September 30, 2023	As of December 31, 2022	As of September 30, 2023	As of December 31, 2022	As of September 30, 2023	As of December 31, 2022	As of September 30, 2023	As of December 31, 2022
Intangible assets	12,206	12,206	-	-	-	-	12,206	12,206
Property and equipment, net	13	24	278	338	21	3	312	365
Right-of-use assets	-	-	710	758	88	-	798	758
Total	12,219	12,230	988	1,096	109	3	13,316	13,329

6.
INTANGIBLE ASSETS

Intangible assets as of September 30, 2023 and as of December 31, 2022 were CHF 12,206 thousand and refer to the license purchased under a license agreement dated as of December 19, 2018 between Legacy Oculis and Novartis related to a novel topical anti-TNF alpha antibody, renamed as OCS-02, for ophthalmic indications. The second license agreement between Legacy Oculis and Accure is dated as of January 29, 2022 and relates to the exclusive global licensing of its OCS-05 (formerly ACT-01) technology. This license agreement contains an upfront payment of CHF 3,000 thousand and a reimbursement of development related cost of CHF 482 thousand. The Company intends to advance the development of OCS-05 with the focus on multiple ophthalmology neuroprotective applications.

7.
INCOME AND EXPENSES

(A)
Grant income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the three and nine months ended September 30, 2023, were CHF 219 thousand and CHF 698 thousand, respectively, compared to CHF 202 thousand and CHF 698 thousand, respectively, for the same periods in 2022.

(B)
Operating expenses

The tables below show the breakdown of the Operating expenses by category:

in CHF thousands	For the three months ended September 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2023	2022	2023	2022	2023	2022
Personnel expense	1,715	1,122	1,906	1,174	3,621	2,296
Payroll	1,150	1,043	1,271	1,058	2,421	2,101
Share-based compensation	565	79	635	116	1,200	195
Operating expenses	7,157	3,470	2,400	1,309	9,557	4,779
External service providers	6,975	3,371	1,741	496	8,716	3,867
Other operating expenses	127	42	641	797	768	839
Depreciation of property and equipment	25	28	4	4	29	32
Depreciation of right-of-use assets	30	29	14	12	44	41
Total	8,872	4,592	4,306	2,483	13,178	7,075

in CHF thousands	For the nine months ended September 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2023	2022	2023	2022	2023	2022
Personnel expense	4,736	3,441	5,013	3,204	9,749	6,645
Payroll	3,547	3,210	3,636	2,776	7,183	5,986
Share-based compensation expense	1,189	231	1,377	428	2,566	659
Operating expenses	16,482	11,894	42,997	3,422	59,479	15,316
External service providers	16,018	11,451	5,612	1,657	21,630	13,108
Other operating expenses	295	273	2,478	1,713	2,773	1,986
Depreciation of property and equipment	81	83	15	16	96	99
Depreciation of right-of-use assets	88	87	29	36	117	123
Merger and listing expense	-	-	34,863	-	34,863	-
Total	21,218	15,335	48,010	6,626	69,228	21,961

(C)
Finance result

The table below shows the breakdown of the finance result by category:

in CHF thousands	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Finance income	520	61	773	70
Interest expense accrued on Series B and C preferred shares	-	(1,808)	(1,266)	(5,036)
Interest on lease liabilities	(11)	(11)	(32)	(35)
Interest expense and other	-	(15)	(5)	(48)
Total finance income (expense)	509	(1,773)	(530)	(5,049)
Fair value adjustment on warrant liabilities	(2,434)	-	(4,638)	-
Foreign currency exchange gain (loss)	2,333	(1,302)	2,493	(3,134)
Foreign currency translation differences recycling	(4,978)	-	(4,978)	-
Finance result	(4,570)	(3,075)	(7,653)	(8,183)

Finance expense in 2022 represented mainly interest related to the preferred dividend owed to the holders of Legacy Oculis preferred Series B and C shares (refer to Note 11). Preferred Series B and C shares qualified as liabilities under IAS 32 and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 2).

Refer to Note 12 for further discussions of the fair value gain/(loss) on warrant liabilities. The foreign currency translation differences recycling is related to the Merger Sub 2 entity and its impending dissolution, discussed further in Note 2.

8.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of the Other current assets by category:

in CHF thousands	As of September 30, 2023	As of December 31, 2022
Prepaid clinical and technical development expenses	3,959	1,586
Prepaid general and administrative expenses	2,753	1,208
VAT receivable	564	165
Total	7,276	2,959

The table below shows the movement of the Accrued income for the nine months ended September 30, 2023 and 2022:

in CHF thousands	2023	2022
Balance as of January 1,	912	760
Accrued income recognized during the period	698	698
Foreign exchange revaluation	15	(24)
Balance as of September 30,	1,625	1,434

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

9.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted a new 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted shares and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire from the Company ordinary shares with payment in cash of the exercise price. In the case of SARs, the intention of the Company is settling in equity. For each grant of share-based options or SARs, the Company issues a grant notice, which details the terms of the options or SARs, including number of shares, exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The 2023 ESOP reflects the revised capital structure of the Company following completion of the Business Combination. As a result, all option holders holding options under the prior 2018 Employee Stock Option and Incentive Plan ("2018 ESOP") prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options in the Company in accordance with the Exchange Ratio. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded there was no significant change in value. The exchange of equity awards under the 2018 ESOP for equity awards under the 2023 ESOP was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group will continue to record the related expense per the original valuation and vesting period without incremental charges.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average fair value at grant date of the 2023 ESOP awards granted during the nine months ended September 30, 2023 was CHF 5.06 or $5.50 per share. The weighted average fair value at grant date of the awards granted during the nine months ended September 30, 2022 was CHF 1.90 or $2.00 per share.

The following weighted average assumptions were used in the Black-Scholes option pricing model for determining the value of options granted during the nine months ended September 30, 2023:

For the nine months ended September 30, 2023
Average share price at the date of grant (1)	USD 8.28 (CHF 7.62)
Expected volatility (%) (2)	69.99
Expected term (years) (3)	6.25
Risk-free interest rate (%) (1)(4)	3.60
Dividend yield (%)	0.00

(1) Following the NASDAQ listing, the equity award exercise price is now denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the following periods:

	For the nine months ended September 30, 2023			For the nine months ended September 30, 2022
(Number of shares)	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1,	1,762,949	2.27	2027-2031	1,289,090	2.05	2026-2030
Granted	1,732,765	7.62	2033	629,295	2.98	2031
Earnout options granted	369,737	0.01	2028	-	-	-
Forfeited	(32,570)	1.72	2033	(92,515)	2.10	2026-2030
Exercised	(61,152)	2.30	2033	(61,163)	1.84	2026-2027
Outstanding as of September 30,	3,771,729	4.51	2027-2033	1,764,707	2.39	2026-2031

(1) Retroactive application of the recapitalization effect due to the BCA, the Exchange Ratio was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.

The number of options which were exercisable at September 30, 2023 was 1,131,286.

Restricted shares awards

Each restricted share granted under the 2018 ESOP was immediately exercised and the expense was recorded at grant date in full. The Company is holding call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each grant of restricted share award, the Company issues a grant notice, which details the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant are set by the Board of Directors. Restricted shares are granted and expensed at fair value. No restricted shares were awarded under the 2023 ESOP during the nine months ended September 30, 2023 and 2022. As of September 30, 2023, 1,052,054 restricted shares were not subject to repurchase out of total 1,186,932 restricted shares exercised, compared to 934,019 as of December 31, 2022.

Share-based compensation expense

The total expense recognized in the statement of loss for share options granted amounted to CHF 1,200 thousand and CHF 2,566 thousand for the three and nine months ended September 30, 2023, respectively, and CHF 195 thousand and CHF 659 thousand for the three and nine months ended September 30, 2022, respectively. The reserve for share-based payment increased from CHF 2,771 thousand as of December 31, 2022 to CHF 5,337 thousand as of September 30, 2023. Refer to Note 7.

Earnout options

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 Earnout shares and 369,737 Earnout options with an exercise price of CHF 0.01. As of September 30, 2023 the price targets had not yet been achieved. Refer to Note 2.

10.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of September 30, 2023	As of December 31, 2022	As of September 30, 2023	As of December 31, 2022
Swiss Franc	11,684	7,216	57,000	-
US Dollar	13,615	9,741	15,002	-
Euro	5,274	2,350	3,869	-
Iceland Krona	101	383	-	-
Other	50	96	-	-
Total	30,724	19,786	75,871	-

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

11.
LONG-TERM FINANCIAL DEBT

As of December 31, 2022, Legacy Oculis had 12,712,863 preferred shares for a nominal amount of CHF 1,350 thousand. These shares were divided into 1,623,793 registered "A Series" shares of CHF 0.10 each, 5,191,512 registered "B Series" of CHF 0.10 each, 5,699,813 registered "C1a Series" shares (denominated in USD) of CHF 0.10 each and 197,745 registered "C1b Series" shares (denominated in USD) of CHF 0.50 each.

All preferred shares had a liquidation preference corresponding to their respective initial purchase price. Furthermore, the "B Series" and "C Series" shares included a preferred dividend payment of 6.0% (as a compounded interest) and the corresponding deemed interest expense of CHF 1,266 thousand was accrued for the period from January 1 to March 2, 2023. The cumulated interest expense accrued up to December 31, 2022 amounted to CHF 16,995 thousand. The nominal amounts (for "A, B and C Series") and the accrued preferred dividend resulted in a long-term debt of CHF 124,802 thousand as of March 2, 2023.

As of March 2, 2023, at closing of the Business Combination, all preferred shares of Legacy Oculis were converted into ordinary shares of Oculis at the effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends (refer to Note 2). The movement of the long-term financial debt is shown below:

in CHF thousands
	Series A shares	Series B shares	Series C shares	Total
Balance as of January 1, 2023	8,179	51,366	62,904	122,449
Interest	-	519	747	1,266
FX revaluation	-	-	1,087	1,087
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	(8,179)	(51,885)	(64,738)	(124,802)
Balance as of September 30, 2023	-	-	-	-

12.
WARRANT LIABILITIES

Pursuant to the BCA and the Warrant Assignment and Assumption Agreement executed in connection with the BCA, the Company has assumed 4,251,595 EBAC public warrants and 151,699 EBAC private warrants from EBAC, and issued 4,403,294 warrants as of March 2, 2023 with substantially the same terms. Each warrant entitles the registered holder to purchase one ordinary share at a price of CHF 10.52 or $11.50 per share, subject to certain adjustments, exercisable at any time commencing 30 days after the acquisition closing date, provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants. This registration statement was filed with the SEC and declared effective on May 1, 2023. The warrants will expire on March 2, 2028.

As of March 2, 2023, the Company recognized the warrant liabilities at fair value of CHF 2.1 million. For the three and nine months ended September 30, 2023, the Company recognized a fair value loss in the unaudited interim Statement of Loss of CHF 2.4 million and CHF 4.6 million leading to an increase of the warrant liability up to CHF 6.6 million as of September 30, 2023. The exercise of 149,198 public warrants at a price of CHF 10.26 or $11.50 per share for the nine months period ended September 30, 2023 resulted in a reduction of CHF 197 thousand to the liability, an additional CHF 1,531 thousand of cash and an increase of CHF 1,728 thousand in shareholder's equity (refer to Note 15).

The movement of the warrant liability is illustrated below:

in CHF thousands (except number of warrants)	Warrant liabilities	Number of outstanding public and private warrants
Balance as of January 1, 2023	-	-
Issuance of warrants	2,136	4,403,294
Fair value (gain)/loss on warrant liability	4,638	-
Exercise of public and private warrants	(197)	(149,198)
Balance as of September 30, 2023	6,577	4,254,096

13.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of September 30, 2023	As of December 31, 2022
Product development related expenses	5,310	4,805
Personnel related expenses	2,204	2,249
General and administration related expenses	1,024	957
Other payables	142	-
Total	8,680	8,011

14.
COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Legacy Oculis entered into an agreement with Novartis, under which Legacy Oculis licensed a novel topical anti-TNF alpha antibody, renamed as OCS-02, for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, up-front license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens percentage on net sales. Royalties are based on net sales of licensed products, depending on the sales volumes reached. As of December 31, 2019, Legacy Oculis paid in full the contractual non-refundable up-front fee of CHF 4,699 thousand. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 88.7 million or $97.0 million. Oculis expects to reach the first milestone payment of CHF 4.6 million or $5.0 million further in 2025.

Commitments related to Accure license agreement

On January 29, 2022, Legacy Oculis entered into a License Agreement with Accure for the exclusive global licensing of its OCS-05 technology. Under this agreement, Legacy Oculis licensed a novel neuroprotective drug candidate, now renamed as OCS-05, for ophthalmic and other indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, up-front license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens percentage on net sales. As of September 30, 2023, Oculis paid the full contractual non-refundable up-front fee of CHF 3,000 thousand and reimbursed costs in the amount of CHF 483 thousand. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay an additional CHF 102.5 million or $112.1 million. In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Commitments related to Rennes University collaboration research agreement

On January 31, 2022, Legacy Oculis entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 193.5 thousand or EUR 200.0 thousand. As of September 30, 2023, Oculis paid a contractual non-refundable cost contribution of CHF 26.1 thousand or EUR 27.0 thousand. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestone payments were reached, Oculis would be obligated to pay additional CHF 6.8 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of September 30, 2023, commitments for external research projects amounted to CHF 20,622 thousand, compared to CHF 13,123 thousand as of December 31, 2022, as detailed in the schedule below.

in CHF thousands	As of September 30, 2023	As of December 31, 2022
Within one year	20,526	12,145
Between one and five years	96	978
Total	20,622	13,123

15.
SHAREHOLDERS’ EQUITY
(A)
Share capital and premium

As a result of the Business Combination, the Company has retroactively restated the number of shares as of January 1, 2022 to give effect to the Exchange Ratio under the BCA as explained in Note 3 (B):

	Number of shares				In CHF thousands
	Legacy Oculis ordinary shares	Legacy Oculis restricted share awards	Legacy Oculis treasury shares	Oculis ordinary shares (1)	Share capital	Share premium
Balance as of December 31, 2022	2,707,792	1,186,930	(114,323)	-	-	10,742
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	(2,707,792)	(1,186,930)	114,323	3,780,399	38	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	-	-	-	16,496,603	165	124,637
Issuance of ordinary shares to PIPE investors	-	-	-	7,118,891	71	66,983
Issuance of ordinary shares under CLA	-	-	-	1,967,000	20	18,348
Issuance of ordinary shares to sponsor	-	-	-	2,047,302	20	34,843
Issuance of ordinary shares to non-redeemed shareholders				1,323,178	13	12,001
Reorganization	-	-	-	-	-	(11,352)
Transaction costs related to the business combination	-	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	-	-	-	3,654,234	36	38,143
Transaction costs related to the public offering	-	-	-	-	-	(3,361)
Stock option exercised	-	-	-	61,152	1	141
Issuance of shares in connection with warrant exercises	-	-	-	149,198	2	1,726
Balance as of September 30, 2023	-	-	-	36,597,957	366	288,030

(1) Fully paid-in registered shares with a par value of CHF 0.01

(B)
Treasury shares

The Group cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination.

(C)
Conditional capital

The conditional capital at September 30, 2023 amounts to a maximum of CHF 176,089.41 split into 17,608,941 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 50,000.00 through the issuance of a maximum of 5,000,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 78,355.44 through the issuance of a maximum of 7,835,544 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

As of September 30, 2023, 61,152 options have been exercised and associated ordinary shares have been issued using the conditional share capital for employee benefit plans (refer to Note 9). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for EBAC public and private warrants:

CHF 44,032.94 through the issuance of a maximum of 4,403,294 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

As of September 30, 2023, 149,198 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for EBAC public and private warrants (refer to Note 12). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(D) Capital band

The Company has a capital band between CHF 365,273.68 (lower limit) and CHF 543,684.52 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 178,410.84 by issuing up to 17,841,084 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital up to the upper limit at any time and as often as required until March 2, 2028.

16.
LOSS PER SHARE

As a result of the Business Combination, the Company has retroactively restated the weighted average number of outstanding shares prior to March 2, 2023 to give effect to the Exchange Ratio. The following table sets forth the loss per share calculations for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022.

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(17,413)	(9,954)	(76,303)	(29,515)

Weighted-average number of shares used to compute loss per share basic and diluted for the period ended September 30, 2022, Legacy Oculis ordinary shares	-	3,028,049	-	2,963,273
Exchange Ratio	-	1.1432	-	1.1432
Weighted-average number of shares used to compute basic and diluted loss per share for the period ended September 30, 2022, Legacy Oculis ordinary shares (as restated)	-	3,461,666	-	3,387,614
Weighted-average number of shares used to compute basic and diluted loss per share for the period ended September 30, 2023, Oculis ordinary shares	36,330,836	-	27,673,950	-

Basic and diluted net loss per share for the period, ordinary shares	(0.48)	(2.88)	(2.76)	(8.71)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of September 30, 2023	As of September 30, 2022
Share options issued and outstanding	3,401,992	1,764,707
Earnout options	369,737	-
Share and earnout options issued and outstanding	3,771,729	1,764,707
Restricted shares subject to repurchase	134,878	297,323
Earnout shares	3,793,995	-
Public warrants	4,102,397	-
Private warrants	151,699	-
Total	11,954,698	2,062,030

17.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

in CHF thousands	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Salaries, cash compensation and other short-term benefits	658	728	2,057	2,656
Pension	66	54	222	173
Share-based compensation	1,094	127	1,950	345
Total	1,818	909	4,229	3,174

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of individuals reported as key management was reduced from 7 to 6 for both the three and nine months ended September 30, 2023 as compared to the three and nine months ended September 30, 2022. The number of individuals reported for the Board of Directors increased from 1 to 3 for both the three and nine months ended September 30, 2023 as compared to the three and nine months ended September 30, 2022.

18.
SUBSEQUENT EVENTS

There are no material subsequent events to report and no events out of the ordinary course of business.